UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 16, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Synacor, Inc.

File No. 1-33843- CF#32325

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Synacor, Inc. submitted an application under Rule 24b-2 requesting extensions of prior grants of confidential treatment for information it excluded from the Exhibits to Forms 10-Q filed on August 13, 2013 and August 14, 2014.

Based on representations by Synacor, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.2	10-Q	August 13, 2013	through November 7, 2015
10.2	10-Q	August 14, 2014	through November 7, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary